SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Andrew M. Laurence

627 Harland St.

Milton, MA 02186

With a copy to:

Russell Leaf, Esq.
Jared Fertman, Esq. Sean Ewen, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 4
(1) NAMES OF REPORTING PERSONS Andrew M. Laurence
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
573,482 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
573,482 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,482 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 10, 2023, this “Schedule 13D”) by the Reporting Person relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

The purpose of this Amendment is to amend Item 4 and Item 5 of the Schedule 13D as hereinafter set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Additional Rollover

As previously reported, on May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, the Rollover Stockholders entered into the Rollover Agreement between Freedom VCM Holdings, LLC (“Topco”), a Delaware limited liability company and, following the consummation of the Merger, indirect parent of the Issuer, and each Rollover Stockholder, pursuant to which, at the Effective Time, the Rollover Shares held by the Rollover Stockholders will be contributed to Topco in exchange for a number of issuances of common membership interests of Topco. On August 7, 2023, the Reporting Persons entered into Amendment No. 1 to the Rollover Agreement, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

On August 7, 2023, certain additional stockholders of the Company and certain members of the Company’s management (each identified in Item 5 below) have each entered into a rollover and contribution agreement (collectively, the “Additional Rollover Agreements”) with Topco pursuant to which such stockholders collectively committed to contribute, immediately prior to the consummation of the Merger, an aggregate amount of 1,172,152.12 shares of Common Stock (directly, or indirectly through B. Riley Private Shares 2023-2 QP, LLC or B. Riley Private Shares 2023-2 QC, LLC) to TopCo (the equivalent of a $35.2 million investment based on the Per Share Merger Consideration of $30.00) in exchange for a number of issuances of common membership interests of Topco.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the agreements described in Item 4 above, the Reporting Person may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Brian R. Kahn and certain of his affiliates and related persons and Bryant R. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), as well as the following persons who have entered into the Additional Rollover Agreement: American Financial Group, Inc. (and its subsidiary Great American Insurance Company) (collectively, “Great American”); Mr. John B. Berding (including an immediate family member and an affiliated trust thereof (“Berding Parties”)); Mr. Joseph Haverkamp; Kelleher Family Trust; and the following Company employees: Mr. Kenneth Todd Evans, Mr. Scott Harvey, Mr. Andrew F. Kaminsky, Mr. Jason Mattes, Ms. Tiffany McMillan-McWaters, Mr. Eric F. Seeton, and Mr. Thomas Will (collectively, the “Employee Rollover Parties”). The Reporting Person has been advised, based on public filings, that (i) Brian R. Kahn may, directly or indirectly, be deemed to beneficially own 12,231,350 shares of Common Stock; (ii) Bryant R. Riley beneficially owns 1,804 shares of Common Stock, (iii) Great American beneficially owns 686,115 shares of Common Stock in the aggregate; (iv) the Berding Parties own 184,875 shares of Common Stock in the aggregate; (v) Mr. Haverkamp owns 1,887 shares of Common Stock; (vi) Kelleher Family Trust owns 13,768 shares of Common Stock; and (vii) the Employee Rollover Parties own 283,703.12 shares of Common Stock in the aggregate. Accordingly, the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Person, is equal to 13,976,984.12 shares of Common Stock, representing approximately 39.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Person disclaims beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) and (b)

The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on August 7, 2023, the Reporting Person beneficially owned, in the aggregate, 573,482 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(c) Except as set forth in this Schedule 13D, and except for the grant and/or vesting of equity incentive awards as disclosed in the Reporting Person’s Form 4s, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2	Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3	Amendment No. 1 to Rollover Agreement, dated as of August 7, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2023

By:	/s/ Andrew M. Laurence
Andrew M. Laurence

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